Exhibit 12.1

ACE Limited

Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars except ratios)

	Nine Months Ended September 30	Fiscal Year Ended December 31
	2014	2013	2012	2011	2010	2009
Earnings per Financial Statements	$2,298	$3,758	$2,706	$1,540	$3,085	$2,523
Add:
Provision for income taxes	402	480	270	502	553	521
Fixed charges	245	318	287	288	251	253

Earnings for Computation	$2,945	$4,556	$3,263	$2,330	$3,889	$3,297

Fixed Charges
Interest Expense(1)	$213	$275	$250	$250	$224	$225
Portion of rental expense deemed to be interest	32	43	37	38	27	28

Total Fixed Charges	$245	$318	$287	$288	$251	$253

Ratio of Earnings to Fixed Charges	12.0	14.4	11.4	8.1	15.5	13.0

(1) ACE Limited recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).